National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036
PHONE 713-346-7500
FAX 713-346-7995
January 7, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown
RE:	National Oilwell Varco, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 (“2009 Form 10-K”) File No. 1-12317
Ladies and Gentlemen:
This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on December 27, 2010 by letter dated December 10, 2010. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2009 Form 10-K.
General
1.	We note your response to comment 2 from our letter dated September 10, 2010, and your statement that you believe certain information that you provided is commercially sensitive and could be harmful to you if publicly disclosed. Please provide to us your basis for such belief. In addition, please provide to us an expanded discussion of the “various common conditions and exclusions” that you reference in your response. In that regard, please tell us the nature of such conditions and exclusions, and provide relevant examples.
Response: The information redacted from our prior response could be used by the Company’s competitors to better understand the Company’s cost structure, which could have an adverse effect on the Company’s ability to successfully bid for new projects. Therefore, public disclosure of this commercially sensitive information could be harmful to the Company. The Company’s insurance policies include common conditions and exclusions for insurance policies written to cover a multistate and multinational manufacturer of large capital equipment, including exclusions for bodily injury or property damage arising out of the use of asbestos in products, the ownership or use of aircraft and watercraft, or property damage to the Company’s own equipment as a result of equipment failure.
2.	We note the article published by Reuters on December 6, 2010 regarding your role in the White House Oil Spill Commission’s probe of the Deepwater Horizon incident. Please tell us what consideration you gave to providing disclosure regarding your involvement in the Deepwater Horizon incident, in your filings. For example, and without limitation, please tell us what consideration you gave to providing related legal proceeding or risk factor disclosure.
Response: The Company’s equipment was not involved in the Deepwater Horizon incident and the Company has not been sued in any of the related litigation. Therefore, the Company does not believe any disclosure regarding the incident in its filings is necessary or useful to investors.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,
/s/ Dwight W. Rettig
Dwight W. Rettig
Senior Vice President, General Counsel and Secretary